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                                                    December 13, 2006


VIA EDGAR
---------

SECURITIES AND EXCHANGE COMMISSION
Station Place
100 F Street, N.E.
Washington, D.C. 20549

ATTENTION:  HANNA T. TESHOME

            Re:  Triarc Companies, Inc. Amendment No. 3
                 Registration Statement on Form S-3
                 File No. 333-127818

Ladies and Gentlemen:

        On behalf of Triarc Companies, Inc. a Delaware corporation, and its subsidiaries (collectively, the "COMPANY"), we submit in electronic form the accompanying Amendment No. 3 to the Registration Statement on Form S-3 ("AMENDMENT NO. 3") of the Company, together with Exhibits, marked to indicate changes from the Registration Statement on Form S-3 (the "REGISTRATION STATEMENT"), as originally filed with the Securities and Exchange Commission (the "COMMISSION") on August 24, 2005, as amended on November 23, 2005 and on October 19, 2006.

        Amendment No. 3 reflects the responses of the Company to comments received from the Staff of the Commission (the "STAFF") in a letter from Hanna
T. Teshome, dated November 16, 2006 (the "COMMENT LETTER"). The discussion below is presented in the order of the numbered comments in the Comment Letter.

Securities and Exchange Commission                                             2


Certain capitalized terms set forth in this letter and not otherwise defined herein are used as defined in the Registration Statement (including the documents incorporated by reference therein).

        The Company's responses to the Staff's comments are as follows:

TRIARC COMPANIES, INC., PAGE 4
------------------------------

1. Please reconfirm that neither you nor any of your subsidiaries invests more than 40% of its assets in investment securities.

        RESPONSE TO COMMENT NO. 1

        In response to the Staff's comment, the Company hereby confirms that it does not invest more than 40% of its assets in investment securities.

        With respect to the Company's subsidiaries, certain subsidiaries do own investment securities and do not engage in non-investment company related businesses. These subsidiaries are not investment companies because they are excluded from the Section 3(a) definition of the term "investment company" by Section 3(c) (1) and/or Section 3(c)(7) of the Investment Company Act of 1940.

POTENTIAL CORPORATE RESTRUCTURING, PAGE 8
-----------------------------------------

2. While we note that you are reimbursed by the Management Company for the allocable costs relating to the Principals and their activities, please revise this section to address the potential conflict of interest, in any, arising from this arrangement. In your discussion, please discuss the activities of the Management Company and whether and how it may conflict with your business, including Deerfield. See related comment under "Risks Related to Triarc."

        RESPONSE TO COMMENT NO. 2

        In response to the Staff's comment, the Company has revised its disclosure. See page 8 of Amendment No. 3.

OUR SUCCESS DEPENDS SUBSTANTIALLY UPON THE CONTINUED RETENTION.
---------------------------------------------------------------

3. Expand this risk factor or address in a separate risk factor, the potential conflicts, if any, of interest that may arise from your arrangement with the Management Company and the Principals.

         RESPONSE TO COMMENT NO. 3

         In response to the Staff's comment, the Company has revised its disclosure. See page 10 of Amendment No. 3.

Securities and Exchange Commission                                            3



WE HAVE BROAD DISCRETION IN THE USE OF OUR SIGNIFICANT CASH, PAGE 10
--------------------------------------------------------------------

4. Please revise this risk factor to clarify how your broad discretion in the use of cash, cash equivalents and investments affects the company or the securities being offered. Please refer to Item 503(c) of Regulation S-K.

         RESPONSE TO COMMENT NO. 3

         In response to the Staff's comment, the Company has revised its disclosure. See page 10 of Amendment No. 3.



                                     * * *

         If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 373-3245 or Raphael M. Russo at (212) 373-3309.

                                                Very truly yours,



                                                /s/ Gary Li
                                                --------------------
                                                Gary Li


cc:   Brian L. Schorr
      Triarc Companies, Inc.

      Raphael M. Russo
      Paul D. Ginsberg
      Paul, Weiss, Rifkind, Wharton & Garrison LLP